Report of Independent Registered
Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:
We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds, Inc. (the
"Company"), which is comprised of Dreyfus Core
Equity Fund, (the "Fund"), complied with the requirements of subsections (b) and (c) of Rule 17f-
2 under the Investment Company Act of 1940 as of April 30, 2013, and from August 31, 2012 through
April 30, 2013, with respect to securities reflected in the investment accounts of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Fund's compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
April 30, 2013 and with respect to agreement of
security purchases and sales, for the period from
August 31, 2012 (the date of our last examination),
through April 30, 2013:
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Count and inspection of all securities located
in the vault of the Custodian in New York
City;
4.	Reconciliation between the Fund's
accounting records and the Custodian's
records as of April 30, 2013;
5.	Agreement of pending purchase activity for
the Fund as of April 30, 2013 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of pending sale activity for the
Fund as of April 30, 2013 to documentation
of corresponding subsequent bank
statements;
7.	Agreement of five purchases and five sales
from the period August 31, 2012 (the date
of our last examination) through April 30,
2013 from the books and records of the
Company to the bank statements noting that
they had been accurately recorded and
subsequently settled;
8.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period April 1, 2012 to
March 31, 2013 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
9.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from April 1, 2013 through April
30, 2013. In addition, we have obtained
written representations from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of April 30, 2013, and from August 31, 2012 through April 30, 2013, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of The Dreyfus/Laurel Funds, Inc. and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
July 29, 2013

July 29, 2013


Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus Core Equity Fund, a series of The Dreyfus/Laurel Funds, Inc. (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of
1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30,
2013 and from August 31, 2012 through April 30,
2013.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30,
2013 and from August 31, 2012 through April 30,
2013 with respect to securities reflected in the investment accounts of the Fund.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer

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